Phone:	(212) 885-5479

Fax:	(212) 885-5001

Email:	mbreitman@blankrome.com

                                                         April 19, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 23, 2006

File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on April 17, 2006 relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note the disclosure throughout the prospectus that the company will proceed with the business combination only if two conditions are met which include public stockholders owning less than 20% of the outstanding Class B shares in this offering both voting against the business combination and exercise their conversion rights. Please explain whether in the company’s view the 20% of the outstanding Class B shares threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

In response to comment 3 of the Staff’s comment letter received on March 15, 2006, which asked for a legal analysis of whether an amendment to sections (A) through (E) of Article SIXTH of the Company’s Amended and Restated Certificate of Incorporation before the end of the Target Business Acquisition Period (which ends on the first to occur of (i) the consummation of a Business Combination and (ii) the Termination Date) would be valid under applicable state law, the Company added the following disclosure to page 8 of the prospectus in the section entitled “Prospectus Summary-Distribution of the proceeds held in trust to Class B stockholders in the event of no business combination followed by our dissolution” and page 42 of the prospectus in the section entitled “Proposed Business – Distribution of trust fund to Class B stockholders if no business combination”:

“Our charter [further] provides that certain provisions that apply prior to a business combination, including those provisions relating to the distribution of the trust fund if no business combination occurs within the prescribed time periods, may not be amended. Our counsel has advised us that these restrictions on charter amendments may not be enforceable under Delaware law. Nevertheless, we view these business combination procedures in our charter and this prospectus as obligations to investors and we will not propose any amendment to these procedures to our stockholders.”

The Company notes that (i) the requirement that the Company cannot consummate a Business Combination if holders of more than 20% of the outstanding shares exercise their conversion rights and vote against a business combination is covered by Items A and B of Article SIXTH of the Company’s Amended and Restated Certificate of Incorporation, and (ii) the Company has previously specifically undertaken not to amend those provisions of its charter that apply prior to a Business Combination that the charter states may not be amended (i.e., Items A-E of Article SIXTH) as set forth above. Accordingly, the Company respectfully submits that it has already adequately disclosed that the item about which the Staff asks will not be amended by the Company. The Company hereby reaffirms its undertaking to the Staff that it will not propose any amendments to any of Items A-E of Article SIXTH of its Amended and Restated Articles of Incorporation prior to the end of the Target Business Acquisition Period.

Financial Statements

Notes to Financial Statements

Note 7 – Warrants and Option to Purchase Common Stock, F-10

2.	We note your response to our prior comment 1; however, it is not clear how you determined the purchase price (i.e. purchase price, or $.05 per warrant) was the best indication of fair value, considering the majority of the warrants were issued to individuals that serve as officers and advisors to the Company. Please note, where there is no quoted market price for a financial instrument it is appropriate to use option pricing models (such as the Black-Scholes model and binomial models) to estimate fair value. Refer to SFAS 133 (paragraph 313) and SFAS 107 (paragraph 25) for additional guidance and revise accordingly.

As stated in our prior comment 1, and considering your response to the comment above, please disclose the methodology used to determine fair value, the assumptions utilized within the model, and include a brief discussion on how the assumptions were determined.

The Company notes the Staff’s comment that where there is no quoted market price for a financial instrument it is appropriate to use option pricing models (such as the Black-Scholes model and binomial models) to estimate fair value. Accordingly, the Company has applied a Black-Scholes option-pricing model to determine the fair value of the Warrants at the time of initial purchase, August 23, 2005, and at the time of the reclassification, February 6, 2006. A key factor at arriving at a valuation of a derivative security under a Black-Scholes option-pricing model is the value of the common stock underlying the derivative security at the measurement date. As illustrated below, the Company determined that the value of its common stock at the time of purchase and reclassification was nominal and, consequently, the Black-Scholes model analysis of the Warrants in turn demonstrated the Warrants had an extremely low or no value.

Value of the Company’s Common Stock

A.	Traditional Criteria of Value Analysis

Following receipt of the Staff’s comment letter on April 17, 2006, the Company undertook an analysis of the value of its common stock based on traditional criteria of value, including such considerations as historical operations, assets and revenues, if any, at the time. Based on this analysis, the Company determined that its common stock had only a nominal value, or no more than its par value of $.01 per share, at August 23, 2005 and February 6, 2006.

At the time of purchase, the Company had only recently been formed and had no assets, revenues or operations. Unlike an early stage operating company which may be seeking a financing privately or through an initial public offering and typically has some assets, revenues, strategic relationships, customers, proprietary technology, intellectual property and/or other assets which are expected to provide value, the Company had no such assets and nothing to create value. At August 23, 2005, the Company had no assets, revenues or historical operations that could be measured as value in accordance with the above criteria, and nothing else of value, such as strategic relationships, customers, proprietary technology, intellectual property or other assets. At August 23, 2005, the Company had only recently been formed and had only a letter of intent with respect to a possible public offering. A letter of intent is merely a statement of intent and is not a binding obligation of the underwriter to engage in the public offering. The Company did not contemplate a private placement or other offering before a possible public offering or any other means to bring value into the Company. In fact, the value of the Company, as measured by its balance sheet, has declined since the founders’ purchase of the common stock and Warrants, as the Company spent cash and incurred liabilities, without obtaining any tangible assets.

The purchase price of the common stock in the initial issuance did not bear any relationship to any traditional criteria of value, as the securities had only a nominal value as evidenced by the analysis set forth above. In addition, only a non-material number of shares were issued. The issuance of common stock to a single founder of the Company was different from the purpose that other structured blank check companies issue common stock to their founders – namely to provide the founders with a meaningful equity stake in the company. The only purpose for the Company’s issuance of common stock was to have at least one share of common stock outstanding and one stockholder to facilitate corporate governance under the Delaware General Corporation Law. The Company just as easily could have issued the 100 shares for $.01, or an aggregate of $1.00, because neither the number of shares nor the purchase price was material in any way to the value of the Company which, at the time of purchase, was nominal.

At February 6, 2006, the date of reclassification, the Company determined that no change to fair value of the initially issued common stock had occurred. At February 6, 2006, the Company still had none of the indicia of value described above, or any other means of creating value, other than $45,720 of cash, which was significantly less than its $167,614 of liabilities. Further, the Company’s working capital had declined from $173,382 to a deficit of $121,894; its liabilities increased from $22,000 to $167,614; and its stockholders’ equity declined from $233,882 to $192,429, or a deficit of $121,894 after deducting the deferred registration costs relating to the proposed offering, an asset which is either written off when the offering is abandoned or netted against the proceeds when the offering is completed. Additionally, at February 6, 2006, with respect to a proposed public offering, the Company still only had a non-binding letter of intent, the underwriter had not yet marketed the offering or solicited indications of interest, and the underwriter was not committed to complete the proposed public offering, as the underwriter does not have a “firm commitment” obligation until such time, if any, that it executes an underwriting agreement with the Company committing itself to such obligation. Accordingly, the Company believes that, at February 6, 2006, the value of the Company’s common stock was still only nominal, or no more than its par value of $.01 per share.

B.	Comparable Company Analysis

Following receipt of the Staff’s comment letter on April 17, 2006, the Company also conducted a comparable company analysis and examined the price per share of founders’ stock issued by other blank check companies formed for the purpose of completing a public offering (referred to as “structured blank check companies”). This analysis also concluded that the Company’s common stock had only a nominal value, which was no more than $.01 per share, at August 23, 2005 and February 6, 2006.

Structured blank check companies typically issue a large number of shares of common stock to their founders shortly after the company’s formation for a nominal purchase price (often an aggregate of $25,000, or less than $.01 per share) even though the initial offering price of the blank check company’s securities are often $6.00 per Unit (with each Unit consisting of one share and two warrants). These companies typically issue these shares of common stock as the means to provide the founders with a meaningful equity stake in the company. It is widely accepted that the value of these shares of common stock issued by structured blank check companies at the time of the initial issuance to their founders is nominal. Similarly, the Company’s common stock had a nominal value at the time of issuance.

Black-Scholes Option-Pricing Model

The valuation result generated by a Black-Scholes option-pricing model is necessarily driven by the value of the underlying common stock incorporated into the model. Based on the valuations of the Company’s common stock described above, the Company incorporated a $.01 per share value of the Company’s common stock into its Black-Scholes option-pricing model. The other assumptions used in the computation of the Black-Scholes option-pricing model as determined by management were (i) expected volatility of 18.57%, (ii) risk-free rates of interest of 4.07% and 4.12% for the Class W Warrants and Class Z Warrants, respectively, and (iii) contractual lives of 5 and 7 years for the Class W Warrants and Class Z Warrants, respectively. The expected volatility of approximately 18.571% from August 23, 2005 was estimated by management based on an evaluation of the historical volatilities of similar public entities to the Company which had completed a transaction at that time with an operating company. As the Warrants do not become exercisable unless and until the Company completes a business combination, management believes this volatility assumption is proper. The interest rate was obtained from Federal Reserve published rates for U.S. Government Treasury securities. After incorporating the foregoing factors into the Black-Scholes option-pricing model, the model demonstrated that, at August 23, 2005, the Warrants had no value. This is because the Warrants are exercisable at $5.00 per share, a price which is dramatically higher than the value of the common stock as determined by the Company based on the valuations described above.

As discussed above, the Company performed a second valuation of the Warrants at February 6, 2006 based on a Black-Scholes option-pricing model, using the same $.01 per share value of the Company’s common stock discussed above. The other assumptions used were similar to those used in the computation at August 23, 2005, updated for various changes due to the change in time periods. The assumptions used as determined by management were (i) expected volatility of 17.265%, (ii) risk free rates of interest of 4.51% and 4.52% for the Class W Warrants and Class Z Warrants, respectively, and (iii) contractual lives of 5 and 7 years for the Class W Warrants and Class Z Warrants, respectively. Based on the foregoing, the Black-Scholes option-pricing model demonstrated that, at February 6, 2006, the Warrants had no value.

Conclusion

The Company respectfully believes that the best indicators of fair value are demonstrated by the analyses described in sections A and B above. The result of these analyses support the Company’s conclusion that the common stock had only nominal value, or no more than its par value of $.01 per share. By incorporating this value into a Black-Scholes option-pricing model, such model demonstrated that the common stock and Warrants were essentially valueless at August 23, 2005 and February 6, 2006. The $0.05 per Warrant price paid for the initial Warrants was an arbitrary price that bore no relationship to the actual value of either the common stock or the Warrants at the time of issuance or at the time of the reclassification of the Warrants. The

Company determined to use this price based in part on its need to fund its expected capital requirements. As a result, the Company recorded the value of the Warrants at the price paid for the Warrants.

As discussed above, following receipt of the Staff’s comment letter on April 17, 2006, the Company utilized Black-Scholes option-pricing models to value the Warrants at August 23, 2005 and February 6, 2006. Such models demonstrate that the Warrants had no value at each such date. The methodology and assumptions utilized with the model, including a brief discussion on how the assumptions were determined, are set forth above. Because the model demonstrates that the Warrants had no value, the Company respectfully believes it was correct in recording the Warrants at the $0.05 per Warrant purchase price.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew K. Breitman
Matthew K. Breitman